Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, NY 10017	General Catalyst Group Management, LLC 75 Hawthorne Street, 20th Floor San Francisco, CA 94105

VIA E-MAIL

26th October 2025

Board of Directors

Janus Henderson Group plc

201 Bishopsgate

London EC2M 3AE

United Kingdom

Re: Proposed Transaction

Dear Members of the Board of Directors:

Trian Fund Management, L.P. and its affiliated funds (collectively, “Trian”), which beneficially own 20.4% of the outstanding ordinary shares (the “Shares”) of Janus Henderson Group plc (the “Company”), with General Catalyst Group Management, LLC and its affiliated funds (collectively, “General Catalyst”), are pleased to submit this non-binding proposal pursuant to which a newly-formed entity on our behalf would acquire all of the Shares not currently owned by Trian for a purchase price of $46.00 per share in cash (the “Per Share Price” and, such acquisition, the “Proposed Transaction”).

The Per Share Price represents a significant premium to the closing price of the Shares as of October 24, 2025. Furthermore, the Proposed Transaction would derisk an investment that we believe is highly sensitive to capital market and geopolitical dynamics—the Per Share Price represents over a 56% premium to where the Shares traded as recently as this past April when capital markets conditions were less favorable. In addition, the Per Share Price equates to a 9.5x trailing 12-month EBITDA multiple as of June 30, 2025, which represents a significant premium to the Company’s last-three-year average multiple of 7.7x trailing 12-months EBITDA.

When Trian first disclosed its investment in the Company in October 2020, the Shares were trading at $21.60 per Share, and the Company was consistently experiencing outflows in the mid-single digits. Since that time, the Company’s board of directors (the “Board”) and management team (led by CEO Ali Dibadj) have achieved a highly successful operational turnaround of the Company’s business which today consistently generates positive net inflows while enjoying mid-30% operating margins. Our offer, which is 113% higher than the share price when Trian disclosed its investment, allows shareholders to crystalize the results of this turnaround at an opportune time when most U.S. equity indices are trading near record levels and at historically elevated valuation multiples.

Going forward, we believe the Company has an opportunity to enhance clients’ experience and further its strategy (Protect & Grow, Amplify and Diversify) by significantly increasing long-term investment in the Company’s product offerings, client service capabilities, technology and talent. We believe these significant investments can more effectively be done free from the constraints of operating as a public company.

General Catalyst is a global investment and transformation company with a focus on transforming industries with Applied AI. It has developed a unique ecosystem of AI companies that can help improve and innovate on business operations across a variety of industries—including Percepta, an AI transformation company which it owns that is focused on data, AI and workforce innovation for its customers. Trian and General Catalyst have an extensive working relationship, and we believe General Catalyst’s experience would be highly complementary to Trian’s decades of experience investing and operating in the asset management sector during the next phase of the Company’s journey.

We commend the Company’s Board, management and employees for the results of the Company’s turnaround. We would look forward to working with the Company’s management team following completion of the Proposed Transaction, and we would seek to ensure seamless continuity of operations for the Company’s clients and other stakeholders.

Financing: The transaction consideration would be funded by a mix of equity and debt financing from third parties, including limited partners of Trian and General Catalyst, as well as our affiliated funds. Additionally, Trian intends to roll over Shares it beneficially owns as part of the Proposed Transaction. We expect to obtain fully committed financing for the cash consideration and the Proposed Transaction would not be subject to a financing condition.

Structure: We anticipate that the Proposed Transaction would be structured as a statutory merger under Jersey law and that Trian would vote its Shares in favor of the Proposed Transaction at a duly held shareholder meeting.

Timeline: As you are aware, Trian has been an investor in the Company since 2020 and has a deep understanding of the Company’s business. General Catalyst has also spent significant time evaluating the opportunity. We, our advisors and our financing sources are prepared to move expeditiously to complete confirmatory due diligence and negotiate mutually acceptable definitive transaction documentation over the coming weeks. It is our expectation that the Board will appoint a special committee of independent, disinterested directors (the “Special Committee”) to consider the Proposed Transaction and make a recommendation to the Board.

In accordance with Trian’s reporting obligations, Trian intends to promptly file an amendment to its statement on Schedule 13D with the U.S. Securities and Exchange Commission, which will include a copy of this letter as an exhibit.

This letter is an expression of interest only and we reserve the right to withdraw or modify the structure, terms, conditions or other aspects of the Proposed Transaction at any time, with or without prior notice. No legal obligation with respect to the Proposed Transaction or any other transaction shall arise unless and until we and the Company enter into mutually acceptable definitive documentation.

We and our advisors look forward to working with the Board and the Special Committee and are available at your convenience to discuss the Proposed Transaction and any matters related thereto. For any additional questions, please feel free to contact Diesel Peltz, Partner at Trian, and other members of the Trian team, at amteam@trianpartners.com, or Madhu Namburi, Managing Director at General Catalyst, and other members of the General Catalyst team, at mn@generalcatalyst.com.

Sincerely,

/s/ Nelson Peltz /s/Hemant Taneja

Nelson Peltz Hemant Taneja

Chief Executive Officer and Founding Partner Chief Executive Officer

Trian Fund Management, L.P. General Catalyst Group Management, LLC